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                                                                    EXHIBIT 99.1

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


ITEM 1       NAME AND ADDRESS OF COMPANY

             Cinram International Inc. ("Cinram") and
             Cinram International Income Fund (the "Fund")
             2255 Markham Road
             Toronto, Ontario
             M1B 3W2

ITEM 2       DATE OF MATERIAL CHANGE

             May 5, 2006

ITEM 3       NEWS RELEASE

             A news release attached hereto as Schedule A was disseminated by Cinram and the Fund on May 5, 2006 via Canada Newswire Limited.

ITEM 4       SUMMARY OF MATERIAL CHANGE

             Cinram and the Fund announced the completion of the reorganization of Cinram into the Fund by way of Plan of Arrangement.

ITEM 5       FULL DESCRIPTION OF MATERIAL CHANGE

             See Schedule A attached hereto.

ITEM 6       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

             This report is not being filed on a confidential basis.

ITEM 7       OMITTED INFORMATION

             NO INFORMATION HAS BEEN OMITTED IN RESPECT OF THE MATERIAL CHANGE.

ITEM 8       EXECUTIVE OFFICER

             Lewis Ritchie, Executive Vice-President Finance and Administration, Chief Financial Officer and Secretary of Cinram, on Cinram's behalf, and on behalf of the Fund as Administrator (416) 298-8190

             DATED at the City of Toronto this 8th day of May, 2006.


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                                  SCHEDULE "A"

(CINRAM LOGO)

2255 MARKHAM ROAD, SCARBOROUGH, ONTARIO, M1B 2W3

NEWS RELEASE

FOR IMMEDIATE RELEASE

                    CINRAM COMPLETES INCOME TRUST CONVERSION

TORONTO, ON - May 5, 2006 - Cinram International Inc. ("Cinram" or the "Company") (TSX: CRW) and Cinram International Income Fund (the "Fund") (TSX:
CRW.UN) announced today the successful completion of the reorganization of Cinram into the Fund by way of Plan of Arrangement. The units of the Fund will commence trading on the Toronto Stock Exchange on Monday, May 8, 2006.

Pursuant to the Plan of Arrangement, the Fund will issue 52,321,773 units and, to those shareholders who elected to receive them, 4,990,854 Class B limited partnership units.

ABOUT CINRAM

Cinram International Inc. is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. For more information, visit our Web site at www.cinram.com.

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or results of the multimedia duplication/ replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Company's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Company to implement its business strategy; the Company's ability to retain major customers; the Company's ability to invest successfully in new technologies and other factors which are described in the Company's filings with the securities commissions.

For further information, please contact:

Debra Chan
Tel: (416) 298-8190
debrachan@cinram.com